Exhibit 99.1

Lufax Announces Extraordinary General Meeting on December 29, 2025

SHANGHAI, Oct 31, 2025 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it will hold an extraordinary general meeting of the Company’s shareholders (the “EGM”) on December 29, 2025.

The EGM is being convened for the purpose of considering and, if thought fit, approving the renewal of framework agreements relating to the continuing connected transactions between the Company and Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”) and its subsidiaries and associates. Reference is made to the section headed “Connected Transactions” in the Company’s listing document dated April 11, 2023 as submitted to The Stock Exchange of Hong Kong. As the current framework agreements governing these continuing connected transactions will expire on December 31, 2025, the Company seeks shareholder approval for their renewal. The EGM notice, the EGM circular, and the form of proxy for the EGM will be available on the Company’s website at https://ir.lufaxholding.com.

Holders of record of the Company’s ordinary shares on the Company’s register of members as of the close of business on November 17, 2025 (Hong Kong time) are entitled to attend the EGM in person. Holders of the Company’s American depositary shares (the “ADSs”) as of the close of business on November 17, 2025 (New York time), who wish to exercise their voting rights for the underlying ordinary shares, can submit their voting instructions to Citibank, N.A.

Further details including the time, location and proposed resolutions of the General Meeting will be set out in the notice of General Meeting to be issued and provided to holders of record of the Shares and ADSs as of the respective record date together with the proxy materials in due course.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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